UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No   ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 2nd July 2010	By	/S/ SANJAY DONGRE
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 1st July 2010 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about appointment of Non Executive Chairman of the Bank.

1st July, 2010

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Re: Appointment of Mr. C. M. Vasudev as Non Executive Chairman of the Bank

We wish to inform you that the Board of Directors of the Bank has, subject to approval of shareholders and the Reserve Bank of India, approved the appointment of Mr. C. M. Vasudev, who is a Director of the Bank, as Non Executive Chairman of the Bank on a part time basis for a period of three years effective July 6, 2010.

The Press release issued in this regard is attached.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

N. E. Venkitakrishnan

Vice President

Legal & Secretarial

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

C M Vasudev appointed HDFC Bank Chairman

•    Succeeds Jagdish Capoor who retires

Mumbai, June 30, 2010: The Board of Directors of HDFC Bank Ltd. today approved the appointment of Mr. C M Vasudev as its Non-Executive Chairman from July 6, 2010. Mr. Vasudev succeeds Mr. Jagdish Capoor who retires on July 5, 2010 on the completion of his term. The appointment of Mr. Vasudev is subject to regulatory and shareholder approvals.

Mr. Vasudev has been an Independent Director of the Bank since October 2006. A retired IAS officer, Mr. Vasudev has had an illustrious career in the civil services and has held several key positions in India and overseas. These include Finance Secretary, Government of India and Executive Director, the World Bank. He has also been the Government nominee on the Boards of many companies in the financial sector including State Bank of India, IDBI, ICICI, IDFC and NABARD.

A former Deputy Governor of the Reserve Bank of India, Mr. Capoor has been Non-Executive Chairman of the Bank since July 6, 2001. Under his chairmanship, the Bank has grown substantially while maintaining a healthy reputation in compliance and governance standards.

The Board of Directors of HDFC Bank expressed deep appreciation for Mr. Capoor’s contribution to the Bank.

About HDFC BANK

Promoted in 1995 by Housing Development Finance Corporation (HDFC), India’s leading housing finance company, HDFC Bank is one of India’s premier banks providing a wide range of financial products and services to its 19 million customers across hundreds of Indian cities using multiple distribution channels including a pan-India network of branches, ATMs, phone banking, net banking and mobile banking. Within a relatively short span of time, the bank has emerged as a leading player in retail banking, wholesale banking, and treasury operations, its three principal business segments.

The bank’s competitive strength clearly lies in the use of technology and the ability to deliver world-class service with rapid response time. Over the last 15 years, the bank has successfully gained market share in its target customer franchises while maintaining healthy profitability and asset quality.

As of March 31, 2010, the Bank had a distribution network with 1,725 branches and 4232, ATMs in 779 cities.

For the quarter ended March 31, 2010, the Bank earned total income of Rs. 4,956.7 crore. The Bank’s total balance sheet size increased by 21.4% from Rs.183,271 crore as of March 31, 2009 to Rs. 222,459 crore as of March 31, 2010. The Bank’s net profit for year ended March 31, 2010 was Rs.2,948.7 crore, up 31.3% over the year ended March 31, 2009.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communications

HDFC Bank Ltd., Mumbai.

Tel: 91- 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: 093236 20828

neeraj.jha@hdfcbank.com